

July 3, 2013

Via E-mail
Timothy Young
Chief Executive Officer
HyperSolar, Inc.
510 Castillo St., Suite 304
Santa Barbara, CA 93101

> **Re:** **HyperSolar, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 21, 2013**
> **File No. 000-54437**

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

What vote was obtained, page 3

1.   We note your disclosure that you obtained the approval of approximately 53% of the voting power of your common stockholders. We further note from your table on page 6 that it appears that your officers and directors beneficially own less than a majority of your outstanding shares. Please tell us how you complied with the requirements of Regulation 14A when you obtained the approval of your shareholders. Refer to Exchange Act Rules 14a-2 and 14a-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Timothy Young
HyperSolar, Inc.
July 3, 2013
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Marcelle S. Balcombe, Esq.
Sichenzia Ross Friedman Ference LLP